As filed with the Securities and Exchange Commission on December 18, 2002
Commission File No. 5-55325

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN DENTAL PARTNERS, INC.
(Name of Subject Company (Issuer))

AMERICAN DENTAL PARTNERS, INC.
(Name of Filing Person (Offeror))

Options Under American Dental Partners, Inc.
Amended and Restated 1996 Stock Option Plan,
1996 Time Accelerated Restricted Stock Option Plan, and
Amended and Restated 1996 Directors Stock Option Plan
To Purchase Shares of Common Stock, $.01 Par Value,
Having an Exercise Price of $13.00 or More
(Title of Class of Securities)

025 353 103
(CUSIP Number of Class of Securities)
(Underlying Shares of Common Stock)

Breht T. Feigh
Vice President, Treasurer, and Chief Financial Officer
American Dental Partners, Inc.
201 Edgewater Drive, Suite 285
Wakefield, Massachusetts 01880
(781) 224-0880
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Gary A. Wadman, Esq.
Baker & Hostetler LLP
65 East State Street, Suite 2100
Columbus, Ohio 43215
(614) 228-1541

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$371.55
Form or Registration No.:	5-55325
Filing party:	American Dental Partners, Inc.
Date filed:	December2, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 2, 2002 (the “Schedule TO”), relating to the offer by American Dental Partners, Inc., a Delaware corporation (the “Company”), to exchange all options to purchase its shares of common stock, $.01 par value (the “Shares”), granted under the American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan (the “Employee Plan”), the American Dental Partners, Inc. 1996 Time Accelerated Restricted Stock Option Plan (the “TARSOP”), and the American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan (the “Director Plan”) that have an exercise price of $13.00 per Share or more and are held by employees of the Company or one of its subsidiaries or non-employee directors of the Company (the “Options”), for new options (the “New Options”) to purchase Shares to be granted under the Employee Plan, TARSOP, or Director Plan, as applicable, upon the terms and subject to the conditions described in the Offer to Exchange dated December 2, 2002 (the “Offer to Exchange”), as amended and supplemented by Supplement No. 1 to Offer to Exchange (“Supplement No. 1”), and the related form of Letter of Transmittal, as amended pursuant to Supplement No. 1 (these materials together, as they may be amended from time to time, constitute the “Offer”). The purpose of this Amendment is to file with the Commission Supplement No. 1, a copy of which is attached hereto as Exhibit (a)(9), and the revised form of Letter of Transmittal referred to therein, a copy of which is attached hereto as Exhibit (a)(10), and both of which are being distributed to the holders of the Options promptly following filing with the Commission.

Except as provided in this Amendment, this Amendment does not alter the terms and conditions previously set forth in the Offer to Exchange and Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings given to them in the Schedule TO.

Item	1. Summary Term Sheet.

Item 1 of Schedule TO is hereby amended as follows:

The information set forth in Supplement No. 1 under Section 1 (“Clarification of Summary Term Sheet”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended as follows:

(a) The information set forth in Supplement No. 1 under Section 2 (“Clarification of Procedures for Tendering Options”), Section 3 (“Clarification of Conditions to the Offer”), and Section 5 (“Clarification of Cautionary Statement”) is incorporated herein by reference. In addition, the form of Letter of Transmittal attached as Exhibit (a)(2) to Schedule TO is replaced by the form of Letter of Transmittal attached to this Amendment as Exhibit (a)(10).

(b) The information set forth in the Supplement No. 1 under Section 4 (“Interests of Directors and Officers”) is incorporated herein by reference.

Item 8. Interest in Securities of Subject Company.

(a) The information set forth Supplement No. 1 under Section 4 (“Interests of Directors and Officers”) is incorporated herein by reference.

Item 10. Financial Statements.

Item 10 of Schedule TO is hereby amended by adding the following sub-Item 10(c):

(c) The information set forth in Supplement No. 1 under Section 6 (“Summarized Financial Information”) is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is amended and supplemented so as to add Supplement No. 1 as Exhibit (a)(9) and the revised form of Letter of Transmittal as Exhibit (a)(10) (in replacement of the form of Letter of Transmittal attached to Schedule TO as Exhibit (a)(2)). Asterisk (*) indicates exhibit previously filed with Schedule TO.

(a)(1) Offer to Exchange dated December 2, 2002.*

(a)(2) Form of Letter of Transmittal.*

(a)(3) Form of Memo to Eligible Option Holders.*

(a)(4) Form of Memo to Tendering Option Holders.*

(a)(5) American Dental Partners, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

(a)(6) American Dental Partners, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002 and incorporated herein by reference.

(a)(7) American Dental Partners, Inc. Quarterly Report on Form 10-Q for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Committee on August 13, 2002 and incorporated herein by reference.

(a)(8) American Dental Partners, Inc. Quarterly Report on Form 10-Q for its fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 and incorporated herein by reference.

(a)(9) Supplement No. 1 to Offer to Exchange.

(a)(10) Revised form of Letter of Transmittal.

(b) Not applicable.

(d)(1) American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(e) to the Company’s Registration Statement on Form S-1, File No. 333-39981 and incorporated herein by reference.

(d)(2) Amendment No. 1 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(dd) to Amendment No. 4 to the Company’s Registration Statement on Form S-1, File No. 333-39981 and incorporated herein by reference.

(d)(3) Amendment No. 2 and No. 3 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference.

(d)(4) Amendment No. 4 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference.

(d)(5) Amendment No. 5 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 4(e) to the Company’s Registration Statement on Form S-8, File No. 333-98545 and incorporated herein by reference.

(d)(6) Amendment No. 6 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 4(f) to the Company’s Registration Statement on Form S-8, File No. 333-98545 and incorporated herein by reference.

(d)(7) Form of Option Agreement entered into by the Company and grantees pursuant to the American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan.*

(d)(8) American Dental Partners, Inc. 1996 Time Accelerated Restricted Stock Option Plan, as amended by Amendment No. 1. Filed as Exhibit 10(f) to the Company’s Registration Statement on Form S-1, File No. 333-39981 and incorporated herein by reference.

(d)(9) Form of Option Agreement entered into by the Company and grantees pursuant to the American Dental Partners, Inc. 1996 Time Accelerated Restricted Stock Option Plan.*

(d)(10) American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan as amended by Amendment No. 1. Filed as Exhibit 10(h) to the Company’s Registration Statement on Form S-1, File No. 333-39881 and incorporated herein by reference.

(d)(11) Amendment No. 2 and No. 3 to American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan. Filed as Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference.

(d)(12) Amendment No. 4 to American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan. Filed as Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference.

(d)(13) Amendment No. 5 to American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan. Filed as Exhibit 4(j) to the Company’s Registration Statement on Form S-8, File No. 333-98545 and incorporated herein by reference.

(d)(14) Form of Option Agreement entered into by the Company and grantees pursuant to the American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan.*

(g) Not applicable.

(h) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete, and correct.

AMERICAN DENTAL PARTNERS, INC.

By:	/s/ GREGORY A. SERRAO
Gregory A. Serrao, Chairman, President, and Chief Executive Officer

Date: December 18, 2002